Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 333-48809



          PROSPECTUS SUPPLEMENT
          (To Prospectus dated April 2, 1998)

                                                                    [LOGO]
                                     $200,000,000
                                      PP&L, INC.
               RESET PUT SECURITIES 6-1/8% (REPS(SM)*) SERIES DUE 2006
                                  ---------------
                        INTEREST PAYABLE MAY 1 AND NOVEMBER 1
                                  ---------------
               PP&L, Inc. (the "Company") will issue its First Mortgage Bonds, 6-1/8% REset Put Securities Series Due 2006 (the "REPS"). The REPS will mature on May 1, 2006, but will be required to be put by the existing holders on May 1, 2001, through either (i) the exercise of the Call Option (as defined herein) by the Callholder (as defined below), or (ii) in the event the Callholder does not purchase the REPS pursuant to its Call Option, the automatic exercise of the Mandatory Put (as defined herein) by Bankers Trust Company, as Trustee, on behalf of the holders. The "Callholder" will be Morgan Stanley & Co. International Limited. If the Callholder, or any successor, purchases the REPS pursuant to the Call Option, the REPS will be purchased by the Callholder from the holders thereof on May 1, 2001 (the "Coupon Reset Date"), at 100% of the principal amount thereof, and the interest rate on the REPS will be reset (the "Coupon Reset Rate") by the Calculation Agent (as defined herein) effective on the Coupon Reset Date pursuant to the Coupon Reset Process (as defined herein). If the Callholder for any reason fails to purchase the REPS on the Coupon Reset Date, the Trustee will exercise the Mandatory Put on behalf of the holders of the REPS, and the Company will be required to repurchase the REPS from the holders thereof on the Coupon Reset Date at 100% of the principal amount thereof. See "Certain Terms of the REPS--Call Option; Mandatory Put." The REPS will be represented by one or more fully registered global securities ("Global Securities") registered in the name of The Depository Trust Company as Depository, or its nominee. Beneficial interests in the Global Securities will be shown on, and transfer thereof will be effected through, records maintained by the Depository or its participants. Except as described herein, REPS in definitive form will not be issued. See "Certain Terms of the REPS--Book-Entry System."
                                  ----------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------------
                      PRICE 99.94% AND ACCRUED INTEREST, IF ANY
                                  ----------------

                                            Underwriting
                                             Discounts
                             Price to           and          Proceeds to
                             Public(1)     Commissions(2)  Company(1)(3)(4)
                             ---------    ---------------  ----------------
          Per REPS  . . .     99.94%           .35%            101.04%
          Total . . . . .  $199,880,000      $700,000        $202,080,000
          ----------
          (1)  Plus accrued interest, if any, from the date of issuance.
          (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
          (3) Before deduction of expenses payable by the Company estimated at $305,000.
          (4) Represents consideration for the REPS, including consideration for the Call Option (as defined herein).

                                  ----------------
            *  REPS is a service mark of Morgan Stanley Dean Witter & Co.
                                  ----------------

               The REPS are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the REPS will be made in book-entry form through the facilities of The Depository Trust Company on or about May 5, 1998, against payment therefor in immediately available funds.

                                  ----------------

          MORGAN STANLEY DEAN WITTER
                    CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                                   FIRST CHICAGO CAPITAL MARKETS, INC.

          April 28, 1998

               CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE REPS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING OF THE REPS, AND MAY BID FOR, AND PURCHASE THE REPS, IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of the Company since the date hereof.

                                    --------------

                                  TABLE OF CONTENTS


                                Prospectus Supplement

                                                                       Page
                                                                       ----

          Application of Proceeds . . . . . . . . . . . . . . . . . . .  S-3
          Recent Developments . . . . . . . . . . . . . . . . . . . . .  S-3
          Certain Terms of the REPS . . . . . . . . . . . . . . . . . .  S-3
          Certain United States Federal
            Income Tax Considerations . . . . . . . . . . . . . . . . .  S-9
          Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . S-12

                                      Prospectus

                                                                          Page
                                                                          ----

          Available Information . . . . . . . . . . . . . . . . . . . . .   2
          Incorporation of Documents by Reference . . . . . . . . . . . .   2
          The Company . . . . . . . . . . . . . . . . . . . . . . . . . .   3
          Ratio of Earnings to Fixed Changes  . . . . . . . . . . . . . .   3
          Application of Proceeds . . . . . . . . . . . . . . . . . . . .   3
          Description of Bonds  . . . . . . . . . . . . . . . . . . . . .   3
          Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
          Validity of Bonds . . . . . . . . . . . . . . . . . . . . . . .   7
          Plan of Distribution  . . . . . . . . . . . . . . . . . . . . .   7

                               APPLICATION OF PROCEEDS

               The net proceeds from the sale of the REPS will be added to the Company's general funds. Such proceeds will be used (a) to retire on or about May 12, 1998 $116 million principal amount of unsecured, variable-rate term loans currently bearing interest at approximately 6.2% per annum, and (b) for general corporate purposes. Pending those uses, such proceeds will be invested by the Company in short-term money market instruments or used to retire short-term debt. At April 15, 1998, the Company had $295 million of short-term debt outstanding at interest rates of approximately 5.8%.


                                 RECENT DEVELOPMENTS

               On April 24, 1998, the Company's parent, PP&L Resources, Inc. ("Resources"), reported net income for the first quarter of 1998 of $100.5 million, or 60 cents per share. Resources' reported net income for the first quarter of 1997 was $116.8 million, or 72 cents per share. Resources reported that much of the decline could be attributed to much warmer weather during the first quarter of 1998, as compared to the first quarter of 1997. When both periods are adjusted for the effects of weather, Resources' earnings per share were 71 cents for the first quarter of 1998, versus 76 cents per share in the first quarter of 1997.


                              CERTAIN TERMS OF THE REPS

               The following description of the particular terms of the REPS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Bonds set forth under "Description of the Bonds" in the accompanying Prospectus, to which general description reference is hereby made. The following summary of certain terms and provisions of the REPS and the Mortgage does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the REPS and the Mortgage. Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying Prospectus, the REPS or the Mortgage, as the case may be.

          GENERAL

               The REPS will be issued as a series of First Mortgage Bonds, under the Mortgage, and will be limited in aggregate principal amount to $200,000,000.

          INTEREST RATE AND INTEREST PAYMENT DATES

               The REPS will bear interest at the rate of 6-1/8% from and including the date of issuance to but excluding May 1, 2001 (the "Coupon Reset Date"). Interest on the REPS will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1998 (each, an "Interest Payment Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months. On each Interest Payment Date, interest will be payable to the persons in whose name the REPS are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive decree or governmental decree to be closed.

               If Morgan Stanley & Co. International Limited as Callholder (the "Callholder") elects to purchase the REPS pursuant to the Call Option (as defined below), the Calculation Agent (as defined below) will reset the interest rate for the REPS effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below; provided, however, that the annual interest rate on the REPS will never exceed 9% (the "Maximum Rate"). In such circumstance, (i) the REPS will be purchased from the holders by the Callholder at a price equal to 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein (interest accrued to the Coupon Reset Date will be paid by the Company on such date to holders on the most recent Record Date), and (ii) on and after the Coupon Reset Date, the REPS will bear interest at the rate determined by the Calculation Agent in accordance with the procedures set forth under "--Coupon Reset Process if the REPS are Called" below.

          FINAL MATURITY DATE

               The REPS will mature on May 1, 2006 (the "Final Maturity Date"). On May 1, 2001, however, holders of the REPS will be required to sell their REPS at a price equal to 100% of the principal amount thereof (i) to the Callholder, if the Callholder purchases the REPS pursuant to the Call Option, or (ii) if the Callholder does not exercise the Call Option or fails for any reason to pay the Call Price (as defined below) to the Trustee, when required, to the Company upon the exercise of the Mandatory Put (as defined below), by the Trustee for and on behalf of the holders of the REPS. See "Call Option; Mandatory Put" below.

          CALL OPTION; MANDATORY PUT

               (i) Call Option. Pursuant to the terms of the REPS, the Callholder has the right to purchase the REPS, in whole but not in part, on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving irrevocable notice to the Trustee (the "Call Notice"). The Callholder will be required to give the Call Notice to the Trustee, in writing, prior to 4:00 p.m., New York City time, no later than fifteen calendar days prior to the Coupon Reset Date. If the Callholder exercises the Call Option by giving the Call Notice, then, (i) not later than 2:00 p.m., New York City time on the Business Day prior to the Coupon Reset Date, the Callholder will pay the amount of the Call Price in immediately available funds to the Trustee for payment of the Call Price to the holders of the REPS on the Coupon Reset Date and (ii) the holders of the REPS will be required to deliver, and will be deemed to have delivered, the REPS against payment therefor on the Coupon Reset Date through the facilities of the Depository (as hereinafter defined). The Callholder is not required to exercise the Call Option, and no holder of the REPS or any interest therein will have any right or claim against the Callholder as a result of the Callholder's decision whether or not to exercise the Call Option or performance or nonperformance of its obligations with respect thereto.

               The Call Option provides for certain circumstances under which the Call Option may be terminated. If the Call Option is terminated or if the Callholder fails to pay the Call Price to the Trustee at or prior to the required time, the Trustee will exercise the Mandatory Put as described below.

               (ii) Mandatory Put. If the Callholder does not purchase the REPS on the Coupon Reset Date for any reason, the Trustee will be obligated to exercise on behalf of the holders of the REPS the right to require the Company to purchase the REPS, in whole but not in part (the "Mandatory Put"), on the Coupon Reset Date at a price equal to 100% of the principal amount thereof (the "Put Price"), and by its purchase of REPS, each holder irrevocably agrees that the Trustee shall exercise the Mandatory Put for and on its behalf as provided herein. If the Trustee exercises the Mandatory Put, then the Company shall deliver the Put Price in immediately available funds to the Trustee by no later than 12:00 noon, New York City time, on the Coupon Reset Date, and the holders of the REPS will be required to deliver, and will be deemed to have delivered, the REPS to the Company against payment therefor on the Coupon Reset Date through the facilities of the Depository. No holder of the REPS or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Mandatory Put.

               The transactions described above will be executed on the Coupon Reset Date through the Depository in accordance with the procedures of the Depository, and the accounts of the Depository's Participants (as hereinafter defined) will be debited and credited and the REPS delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlement through Depository, see "Book-Entry System" herein.

          COUPON RESET PROCESS IF THE REPS ARE CALLED

               Pursuant to a Calculation Agency Agreement, Morgan Stanley & Co. Incorporated has been appointed the calculation agent for the REPS (in such capacity as calculation agent, the "Calculation Agent," which term shall include any successor in such capacity). If the Callholder exercises the Call Option, then the following steps (the "Coupon Reset Process") will be taken in order to determine the interest rate to be paid on the REPS from and including such Coupon Reset Date to but excluding the Final Maturity Date (the "Coupon Reset Rate"); provided, however, that the Coupon Reset Rate will not exceed the Maximum Rate. The Company and the Calculation Agent will use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

                    (a) The Company will provide the Calculation Agent with (i) a list (the "Dealer List") no later than five Business Days prior to the Coupon Reset Date, containing the names and addresses of three dealers, one of which shall be Morgan Stanley & Co. Incorporated, from which the Company desires the Calculation Agent to obtain Bids (as defined below) for the purchase of the REPS and (ii) such other material reasonably requested by the Calculation Agent to facilitate a successful Coupon Reset Process.

                    (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent will provide to each dealer ("Dealer") on the Dealer List
               (i) a copy of this Prospectus Supplement and the accompanying Prospectus, (ii) a copy of the form of REPS and
               (iii) a written request that each Dealer submit a Bid to the Calculation Agent by 12:00 noon, New York City time, on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). The time on the Bid Date upon which Bids will be requested may be changed by the Calculation Agent to as late as 3:00 p.m., New York City time. "Bid" means an irrevocable written offer given by a Dealer for the purchase of the REPS, settling on the Coupon Reset Date, quoted by such Dealer as a stated yield to maturity on the REPS ("Yield to Maturity"). Each Dealer will also be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (stated as a U.S. dollar amount and calculated by the Calculation Agent in accordance with paragraph (c) below), (iii) the principal amount and Final Maturity Date of the REPS and (iv) the method by which interest will be calculated on the REPS.

                    (c) The purchase price to be paid by any Dealer for the REPS (the "Purchase Price") will be equal to (i) the principal amount of the REPS, plus (ii) a premium (the "Premium") which shall be equal to the excess, if any, of
               (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of May 1, 2006 which has an interest rate of 5.72%, semi-annual interest payments on each May 1 and November 1, commencing November 1, 2001, and a principal amount equal to the principal amount of the REPS, and assuming a discount rate equal to the Treasury Rate over (B) the principal amount of the REPS. The "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run five-year United States Treasury Security per Telerate page 500 (or any successor or substitute page as may replace such page on such service) at 11:00 a.m., New York City time, on the Bid Date (or such other time or date that may be agreed upon by the Company and the Calculation Agent) or, if such rate does not appear on Telerate page 500 (or any successor or substitute page as may replace such page on such service), at such time, such rate on GovPX End-of-Day Pricing at 3:00 p.m., New York City time, on the Bid Date (or such other time or date that may be agreed upon by the Company and the Calculation Agent).

                    (d) The Calculation Agent will provide written notice to the Company by 12:30 p.m., New York City time on the Bid Date (or within 1/2 hour following the deadline for submission of Bids, if the deadline has been extended as provided above) setting forth (i) the names of each of the Dealers from which the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and
               (iii) the Purchase Price as determined pursuant to paragraph

               (c) above. Unless the Call Option has terminated, the Calculation Agent will thereafter select from the Bids timely received the Bid with the lowest Yield to Maturity (the "Selected Bid") and set the Coupon Reset Rate to be the lesser of the Maximum Rate and the rate required to produce a semi-annual bond equivalent yield on the REPS equal to the Yield to Maturity indicated by the Selected Bid and assuming a purchase price of 100% plus the Premium on the Coupon Reset Date and payment of the REPS on the Final Maturity Date; provided, however, that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids, and such selected Bid shall be the Selected Bid. The Calculation Agent will notify the Dealer that submitted the Selected Bid by 4:00 p.m., New York time, on the Bid Date.

                    (e) Immediately after calculating the Coupon Reset Rate for the REPS, the Calculation Agent will provide written notice to the Company and the Trustee, setting forth the Coupon Reset Rate. The Coupon Reset Rate for the REPS will be effective from and including the Coupon Reset Date.

                    (f) The Callholder will sell the REPS to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

               If at any time prior to the sale of the REPS on the Bid Date
          (i) an Event of Default has occurred and is continuing under any of clauses (a), (b), (c), (d) and (g) of Section 65 of the Mortgage (as described in clauses (a), (b), (c) and (e) under "Description of Bonds--Defaults and Notice Thereof " in the accompanying Prospectus) or a Cross-Default (as defined below) has occurred and is continuing, the Callholder may terminate the Call Option by written notice to the Company and the Trustee; and
          (ii) if an Event of Default under clauses (e) or (f) of Section 65 of the Mortgage (as described in clause (d) under "Description of Bonds--Defaults and Notices Thereof" in the accompanying Prospectus) has occurred and is continuing, the Call Option will immediately and automatically terminate. If, following the exercise of the Call Option (x) the Calculation Agent determines that a Market Disruption Event (as defined below) has occurred and is continuing, and as a result thereof, the Callholder fails to pay the Call Price by 2:00 p.m., New York City time on the Business Day immediately preceding the Coupon Reset Date, or (y) fewer than two Dealers have submitted Bids in a timely manner substantially as provided above, the exercise of such Call Option will be automatically revoked, the Call Option will immediately terminate and the Trustee will exercise the Mandatory Put on behalf of the holders. "Cross-Default" means the occurrence or existence of (a) a default, event of default or other similar condition or event (however described) in respect of the Company (after giving effect to any applicable notice requirement or grace period), in one or more agreements or instruments relating to any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) for the payment or repayment of any money ("Specified Indebtedness"), individually or collectively, in an aggregate amount of not less than $100,000,000 which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (b) a default by the Company in making one or more payments on the due date thereof in an aggregate amount of not less than $100,000,000 under such agreements or instruments (after giving effect to any applicable notice requirement or grace period). "Market Disruption Event" means any of the following if such events occur and are continuing on any day from and including the date of the Call Notice to and including the Bid Date in the judgment of the Calculation Agent: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America; (iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market or U.S. federal wire system; provided, in each case, that in the judgment of the Calculation Agent the effect of the foregoing makes it impractical to conduct the Coupon Reset Process.

               The Calculation Agency Agreement provides that the Calculation Agent may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent.

               The Calculation Agent, in its individual capacity, and its officers, employees and shareholders, may buy, sell, hold and deal in the REPS and may exercise any vote or join in any action which any holder of the REPS may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

          BOOK-ENTRY SYSTEM

               The Company has established a depositary arrangement with The Depository Trust Company ("DTC"), pursuant to which DTC will act as securities depository for the REPS. The REPS will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). DTC and any other depository which may replace DTC as depository for the REPS are sometimes referred to herein as the "Depository."

               Except under the limited circumstances described below, REPS represented by Global Securities will not be exchangeable for securities in certificated form.

               So long as the Depository or its nominee is the registered owner of a Global Security, the Depository or its nominee, as the case may be, will be considered the sole holder of the REPS represented thereby for all purposes under the Mortgage.
          Payments of principal of and premium, if any, and any interest on individual REPS represented by a Global Security will be made to the Depository or its nominee, as the case may be, as the registered holder of such Global Security. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such security and will not be considered the registered holders thereof under the Mortgage, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the Prospectus. Accordingly, each beneficial owner must rely on the procedures of the Depository and, if such beneficial owner is not a Participant, on the procedures of the Participant through which such beneficial owner owns its interest in order to exercise any rights of a holder under such Global Security or the Mortgage. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security representing REPS.

               The following is based on information furnished by DTC:

                    DTC is a limited-purpose trust company organized under
               the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of
               Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

                    Purchases of REPS under DTC's system must be made by or
               through Direct Participants, which will receive a credit for the REPS on DTC's records. The ownership interest of each actual purchaser of each REPS represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in REPS are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests therein, except in the event that use of the book-entry system for such REPS is discontinued.

                    To facilitate subsequent transfers, all Global
               Securities which are deposited with, or on behalf of, DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

                    Conveyance of notices and other communications by DTC
               to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

                    Redemption notices shall be sent to Cede & Co. If less
               than all of the REPS are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

                    Neither DTC nor Cede & Co. will consent or vote with
               respect to the Offering Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

                    Principal, premium, if any, and interest payments on
               the REPS will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company and the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

                    A Beneficial Owner shall give notice of any option to
               elect to have its REPS purchased or tendered, through its Participant, to the Trustee and to the Company, and shall effect delivery of such REPS by causing the Direct Participant to transfer the Participant's interest in the Global Security or Securities representing such REPS, on DTC's records, to the Trustee. The requirement for physical delivery of REPS in connection with an optional tender or mandatory purchase will be deemed satisfied when the ownership rights in the Global Security or Securities representing such REPS are transferred by Direct Participants on DTC's records.

                    DTC may discontinue providing its services as
               securities depository with respect to the REPS at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates for the REPS are required to be printed and delivered in exchange for REPS represented by the Global Securities held by DTC.

                    The Company may discontinue use of the system of
               book-entry transfers through DTC (or a successor securities depository). In that event, certificates for the REPS will be printed and delivered.

               The information in this section concerning DTC and DTC's system has been obtained from DTC. The Company believes such information to be reliable, but the Company takes no responsibility for the accuracy thereof.

               Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

               SATISFACTION OF MORTGAGE. Upon the Company's making due provision for the payments of all of the bonds and paying all other sums due under the Mortgage, the Mortgage shall cease to be of further effect and may be satisfied and discharged. (See
          Article XVIII of the Mortgage.)


               CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

               The following summary describes certain United States federal income tax consequences of the purchase, ownership and disposition of the REPS as of the date hereof and represents the opinion of Reid & Priest LLP, counsel to the Company, insofar as it relates to matters of law or legal conclusions. The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. Unless otherwise stated, this summary deals only with United States Holders (defined below) who are initial purchasers and who hold the REPS as capital assets within the meaning of Code Section 1221. This summary does not purport to deal with persons in special tax situations, such as financial institutions, tax-exempt entities, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding the REPS as a hedge against currency risk or a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. In addition, this discussion only addresses the federal income tax consequences of the REPS until the Coupon Reset Date. PERSONS CONSIDERING THE PURCHASE OF THE REPS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE REPS ARISING UNDER ANY OTHER TAX JURISDICTION.

               Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the Federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

               As used herein, the term "United States Holder" means a beneficial owner of the REPS that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United Stated person under any applicable Treasury Regulations), (iii) an estate whose income is subject to United States federal income tax regardless of its source, or
          (iv) a trust if a court within the Unites States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Non-United States Holder" means a beneficial owner of the REPS that is not a United States Holder.

          UNITED STATES HOLDERS

               INTEREST

               For United States federal income tax purposes, the REPS will be regarded as indebtedness of the Company. However, the tax accounting treatment of interest payable on the REPS is not entirely certain. The Company intends to treat the REPS as maturing on the Coupon Reset Date. Based on this treatment, interest on the REPS will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the United States Holder's regular method of accounting.

               SALE OR DISPOSITION OF THE REPS

               Upon the sale, exchange, or retirement of REPS, the United States Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts attributable to accrued but unpaid interest on the REPS that the United States Holder has not previously included in gross income) and such United States Holder's adjusted tax basis in the REPS. A United States Holder's adjusted tax basis in the REPS will equal the issue price of the REPS, which will be the first price at which a substantial amount of the REPS are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers). Pursuant to the Taxpayer Relief Act of 1997, in the case of an individual holder, any capital gain recognized on the disposition of the REPS will generally be subject to U.S. Federal income tax at a stated maximum rate of (i) 20%, if the United States Holder's holding period in the REPS was more than 18 months at the time of such sale, exchange, redemption or other disposition, (ii) 28%, if the United States Holder's holding period in such REPS was more than one year, but not more than 18 months at the time of such sale, exchange, redemption, or other disposition, or (iii) at ordinary graduated rates if the United States Holder's holding period in such REPS was one year or less at the time of the sale, exchange, redemption, or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

               ALTERNATE FEDERAL INCOME TAX TREATMENT

               There can be no assurance that the Service will agree with, or a court will uphold, the Company's treatment of the REPS as maturing on the Coupon Reset Date, and it is possible that the Service will assert an alternate treatment. For example, the Service may seek to treat the REPS as maturing on the Final Maturity Date. In such case, Treasury regulations relating to contingent payment debt obligations could be read to be applicable. The effect of such regulations would be to require United States Holders, regardless of their regular method of accounting, to accrue income based on the "comparable yield" of the REPS (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Final Maturity Date, with terms and conditions otherwise similar to those of the REPS) which will likely be higher than the stated interest rate on the REPS prior to the Coupon Reset Date. As a result, United States Holders would accrue income in excess of cash payments actually received, and any gain or loss upon the sale, exchange or retirement of the REPS would be treated as other than long-term capital gain or loss.

          NON-UNITED STATES HOLDERS

               A Non-United States Holder will generally not be subject to United States federal income tax on payments of interest (including accruals under Treasury Regulations relating to contingent payment debt obligations) on the REPS, provided that such interest payments are not effectively connected with a U.S. trade or business of the Holder, unless (i) such Non-United States Holder owns, directly or indirectly, more than 10% of the total combined voting power of the Company, (ii) the Non-United States Holder is a controlled foreign corporation that is related to the Company through stock ownership, or (iii) the Non-United States Holder is a bank receiving interest described in Code section 881(c)(3)(A). A Non-United States Holder qualifying under the above conditions will not be subject to withholding on payments of interest if such person provides the Company with a statement certifying that such person is not a United States person (on Form W-8 or a substantially similar form signed under penalties of perjury) or a financial institution holding the REPS on behalf of the beneficial owner certifies, under penalties of perjury, that such financial institution has received such statement and furnishes the Company with a copy thereof.

               A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale, redemption or other disposition of the REPS unless (i) such gain is effectively connected with a U.S. trade or business of the holder, (ii) in the case of an individual, such Non-United States Holder is present in the United States for 183 or more days in the taxable year of the sale, redemption or other disposition, or (iii) the REPS are treated as subject to the Treasury regulations relating to contingent payment debt instruments discussed above.

          BACKUP WITHHOLDING AND INFORMATION REPORTING

               Generally, information reporting will apply to certain payments of principal and interest on the REPS (including proceeds of a sale of the REPS to United States Holders, other than certain exempt recipients within the meaning of applicable Treasury regulations. United States Holders generally will not be subject to backup withholding tax of 31% unless (i) the payee fails to provide his or her taxpayer identification number to the payor, (ii) the payee fails to provide certification as to exempt status, or (iii) certain other conditions exist.

               Non-United States Holders will not be subject to information or backup withholding on payments made by the Company or its paying agent if such Non-United States Holder certifies to the Company that such person is not a United States person on Form W-8 or a substantially similar form signed under penalties of perjury by the beneficial owner of the REPS, and the Company has no actual knowledge that the beneficial owner is a United States person.

               In addition, backup withholding and information reporting will not apply to payments of principal or interest on the REPS paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of a Non-United States Holder, or if a foreign office of a broker pays the proceeds of the sale of REPS to a Non-United States Holder. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a U.S. trade or business, or, beginning on January 1, 2000, if such nominee, custodian, agent or broker is a foreign partnership in which one or more United States persons own, in the aggregate, more than 50% of the income or capital interests or if such partnership is engaged in a U.S. trade or business, such payments will not be subject to backup withholding but will be subject to information reporting unless (i) such custodian, nominee, agent or broker has documentary evidence that the beneficial owner is not a United States person and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption.

               Payments of principal or interest on the REPS paid to a Non-United States Holder by a United States office of a custodian, nominee or agent, or payment of the proceeds of a sale of REPS by the United States office of a broker will be subject to backup withholding and information reporting unless (i) the Non-United States Holder provides the statement described above that such holder is not a United States person and the payor does not have actual knowledge to the contrary, or (ii) the beneficial owner otherwise establishes an exemption.

               Any amounts withheld under the backup withholding rules will be allowed as a credit or a refund against such holder's United States federal income tax liability, provided that certain required information is provided to the Service.


                                     UNDERWRITING

               Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters named below, the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amounts of the REPS set forth opposite its name below:


                                 NAME                      PRINCIPAL AMOUNT
                                 ----                      ----------------

               Morgan Stanley & Co. Incorporated  . . . . .  $ 70,000,000
               Credit Suisse First Boston Corporation   . .    50,000,000
               Merrill Lynch, Pierce, Fenner & Smith
                           Incorporated   . . . . . . . . .    50,000,000
               First Chicago Capital Markets, Inc.  . . . .    30,000,000
                                                             ------------
                          Total   . . . . . . . . . . . . .  $200,000,000
                                                             =============


               The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The nature of the underwriting commitment is such that the Underwriters purchasing the REPS will be obligated to purchase all of the REPS if any of the REPS are purchased.

               The Company has been advised by the Underwriters that the Underwriters propose to offer the REPS to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .250% of the principal amount of the REPS. The Underwriters and such dealers may reallow a discount of .125% of such principal amount on sales to certain other dealers. The public offering price and concessions and discounts to dealers may be changed by the Underwriters.

               The Company does not intend to apply for listing of any of the REPS on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the REPS, as permitted by applicable laws and regulations.
          The Underwriters are not obligated, however, to make a market in the REPS and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the REPS.

               In order to facilitate the offering of the REPS, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the REPS. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the REPS for their own account. In addition, to cover overallotments or to stabilize the price of the REPS, the Underwriters may bid to stabilize the price of the REPS in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the REPS in the offering, if the syndicate repurchases previously distributed REPS in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the REPS above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

               In the ordinary course of their businesses, Morgan Stanley & Co. Incorporated and certain of the other Underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with the Company and certain of its affiliates.

               The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                     $200,000,000


                                      PP&L, INC.


                                 FIRST MORTGAGE BONDS



               PP&L, Inc. (the "Company" or "PP&L") expects to offer from time to time up to $200,000,000 aggregate principal amount of its First Mortgage Bonds ("Bonds") at prices and on terms to be determined at the time of each sale. For each series of Bonds for which this Prospectus is delivered ("Offered Bonds"), there will be an accompanying Prospectus Supplement ("Prospectus Supplement") that will set forth the aggregate principal amount, interest rate or rates (which may be fixed or variable) and payment dates, maturity date or dates, initial public offering price, the net proceeds to the Company, redemption provisions, provisions for repayment or redemption at the option of the holder and other specific provisions for and terms of the Offered Bonds.



               THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The Bonds will be sold in accordance with the plan of distribution described in "Plan of Distribution" herein.


        This Prospectus may not be used to consummate sales of Bonds unless accompanied by a Prospectus Supplement.





                     The date of this Prospectus is April 2, 1998

                                AVAILABLE INFORMATION

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Suite 1400, 500 West Madison Street, Chicago, IL 60601; and Seven World Trade Center, Suite 1300, New York, NY 10048. The Commission maintains a web site on the Internet that contains reports, proxy and information statements and other information regarding registrants, including the Company; the address of such site is http://www.sec.gov. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain securities of the Company are listed on the New York and Philadelphia Stock Exchanges. Reports, proxy statements and other information concerning the Company can be inspected and copied at the respective offices of those exchanges at 20 Broad Street, New York, NY, and at 1900 Market Street, Philadelphia, PA. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the Company, Two North Ninth Street, Allentown, PA.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference herein and made a part hereof:

               (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

               (2) The Company's Current Report on Form 8-K dated February 2, 1998.

               All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents referred to above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               COPIES OF THE DOCUMENTS REFERRED TO ABOVE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN) WILL BE FURNISHED UPON REQUEST WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED. WRITTEN OR TELEPHONE REQUESTS SHOULD BE DIRECTED TO PP&L, INC., TWO NORTH NINTH STREET, ALLENTOWN, PA 18101,
          ATTENTION: INVESTOR SERVICES DEPARTMENT (800/345-3085).

                                     THE COMPANY

               The Company, incorporated under the laws of the Commonwealth of Pennsylvania in 1920, provides electricity delivery services in eastern and central Pennsylvania. The Company provides electricity delivery services to approximately 1.2 million customers in a 10,000 square mile territory in 29 counties of eastern and central Pennsylvania with a population of approximately 2.6 million persons. This service area has 129 communities with populations over 5,000, the largest cities of which are Allentown, Bethlehem, Harrisburg, Hazleton, Lancaster, Scranton, Wilkes-Barre and Williamsport. PP&L also offers electricity and other services to retail and wholesale customers throughout Pennsylvania and neighboring states. All of the outstanding shares of common stock of the Company are owned by PP&L Resources, Inc., a Pennsylvania corporation. The Company's general offices are located at Two North Ninth Street, Allentown, Pennsylvania 18101, and its telephone number is 610-774-5151.


                          RATIO OF EARNINGS TO FIXED CHARGES

                               Year Ended December 31,
            -------------------------------------------------------------
               1997         1996         1995         1994         1993
               ----         ----         ----         ----         ----

               3.47         3.50         3.48         2.70         3.31



                               APPLICATION OF PROCEEDS

               The Company plans to issue and sell up to $200 million aggregate principal amount of Bonds on terms to be determined at the time of sale. The net proceeds from the sale of the Bonds will be added to the Company's general funds and used for general corporate purposes, including the retirement of $116 million of unsecured notes bearing interest at variable rates that would otherwise mature in 2001, or the reduction of short-term debt incurred to provide interim financing. Pending such use, the net proceeds will be invested by the Company in short-term money market instruments.


                                 DESCRIPTION OF BONDS

               GENERAL. The Bonds will be issued under a Mortgage and Deed of Trust, dated as of October 1, 1945, as supplemented (the "Mortgage"), of which Bankers Trust Company (as successor to Morgan Guaranty Trust Company of New York) is Trustee, and rank on a parity with other series of the Company's First Mortgage Bonds. Principal and interest will be payable in New York City at the office or agency of the Company, which initially will be the principal office of the Trustee. Interest also will be payable at the general offices of the Company in Allentown, Pennsylvania.

               Statements herein concerning the Bonds and the Mortgage are brief summaries and do not purport to be complete. They are subject to the detailed provisions of the Bonds and the Mortgage. References to article and section numbers herein are references to article and section numbers of the Mortgage. The Bonds do not have any sinking or improvement fund or other provision for amortization prior to maturity.

               FORM AND EXCHANGES. The Bonds will be issued in fully registered form in denominations of $1,000 and multiples thereof. Exchanges and transfers of the Bonds may be made at the principal office of the Trustee or at the offices of such other companies as the Company may designate from time to time. The Company does not presently plan to designate any other company for such purpose. There will be no charge by the Company for any exchange or transfer of the Bonds.

               MATURITY, INTEREST RATE AND PAYMENT DATES. See the accompanying Prospectus Supplement.

               REDEMPTION AND PURCHASE OF THE BONDS. See the accompanying Prospectus Supplement.

               MAINTENANCE AND REPLACEMENT FUND. The Mortgage provides for an annual Maintenance and Replacement Fund requirement equal to 15 1/2% of adjusted gross operating revenues (calculated in accordance with the Mortgage). Such requirement may be met by depositing cash with the Trustee; certifying expenditures for maintenance and repairs of mortgaged property, for gross property additions, and for certain automotive equipment; or by taking credit for bonds and qualified prior lien bonds retired. Such cash may be withdrawn on similar bases. The Company has the right (without any consent or other action by the holders of any series of bonds) to make such amendments to the Mortgage as shall be necessary to delete the Maintenance and Replacement Fund requirement. (See Section 39.)

               The Company has agreed not to apply any cash deposited with the Trustee pursuant to the Maintenance and Replacement Fund to the redemption of the Bonds so long as any bonds of other series Outstanding at the date of original issue of any series of the Bonds remain Outstanding.

               SPECIAL PROVISIONS FOR RETIREMENT OF THE BONDS. If, during any twelve-month period, mortgaged property is disposed of by order of or to any governmental authority, resulting in the receipt of $10 million or more of proceeds, the Company (subject to certain conditions) must apply such proceeds (less certain deductions) to the retirement of bonds of any series. In that event, the Bonds will be redeemable at special redemption prices that will be set forth in the accompanying Prospectus Supplement, and the Bonds may be subject to special call or put options as described in the accompanying Prospectus Supplement. (See
          Section 64.)

               SECURITY. The Bonds, together with all other bonds now or hereafter issued under the Mortgage, will be secured by the Mortgage, which constitutes, in the opinion of counsel for the Company, a first mortgage lien on all of the Company's properties (except those referred to below), subject to: (1) leases of minor portions of the Company's property to others for uses which, in such counsel's opinion, do not interfere with its business; (2) leases of certain property of the Company not used in its electric utility business; (3) minor defects, irregularities and deficiencies in titles of properties and rights-of-way, which do not materially impair the use of such property and rights-of-way for the purposes of the Company; and (4) other excepted encumbrances. In general, there are excepted from the lien of the Mortgage all cash and securities; equipment, apparatus, materials or supplies held for sale or other disposition; aircraft, automobiles and other vehicles; timber, minerals, mineral rights and royalties; and receivables, contracts, leases and operating agreements.

               The Mortgage contains provisions for including after-acquired property within the lien thereof, subject to any pre-existing liens and to certain limitations in the case of consolidation, merger or sale of substantially all of the Company's assets.

               ISSUANCE OF ADDITIONAL BONDS. Bonds of any series may be issued from time to time on the bases of: (1) 60% of property additions to electric, gas, steam or hot water property, acquired after June 30, 1945, but not including natural gas production property and after adjustments for retirements of funded property other than property for supplying water; (2) retirement or cancellation of bonds or qualified prior lien bonds; and (3) deposit of cash. With certain exceptions in the case of (2) above, the issuance of bonds is subject to an earnings coverage test which requires adjusted net earnings before income taxes for twelve out of the preceding fifteen months of at least twice the annual interest requirements on all bonds at the time outstanding, including those being issued, and on all indebtedness of prior rank. In computing adjusted net earnings, an amount equal to 15 1/2% of the adjusted gross operating revenues (calculated as provided in the Mortgage) must be used in lieu of actual expenditures for maintenance and repairs and provisions for property retirement. The issuance of bonds on the basis of property additions subject to liens is restricted. It is expected that the Bonds will be issued against unfunded property additions, which were in excess of $1.85 billion at December 31, 1997. The issuance tests contained in the Mortgage are not expected to limit the Company's ability to issue the Bonds. (See Articles V, VI and VII.)

               The Company has reserved the right to amend the Mortgage without any consent or other action by holders of any outstanding series of bonds (including the Bonds): (1) to include nuclear fuel (and similar or analogous devices or substances) as property additions; and (2) to make available as property additions various forms of space satellites, space stations and other analogous facilities, various fuel transportation facilities (primarily railroad cars and other railroad equipment, tankers and other vessels), and generally, electric, gas and energy or fuel property (including property for the development of electricity, gas and fuel or energy in any form) and water and steam heat property. Such property could be located anywhere if duly subjected to the lien of the Mortgage and useful in connection with the energy, fuel or water business. Excepted property would continue to include property used principally for the production or gathering of natural gas.

               The amount of the obligations secured by prior liens on mortgaged property may be increased, provided that, if any property subject to such prior lien shall have been made the basis of a credit under the Mortgage, all the additional obligations are deposited with the Trustee or the trustee or other holder of a qualified lien.

               RELEASE AND SUBSTITUTION OF PROPERTY. Property may be released upon the bases of: (1) the deposit of cash, or, to a limited extent, purchase money mortgages; (2) property additions, after adjustments in certain cases to offset retirements and after making adjustments for qualified prior lien bonds outstanding against property additions; and (3) waiver of the right to issue bonds without applying any earnings tests. Cash may be withdrawn upon the bases stated in (2) and (3) above. The Company has reserved the right (without any consent or other action by holders of any series of bonds created after September 30, 1989, including the Bonds) to amend the release provisions of the Mortgage to permit releases of funded property at the lower of cost or fair value at the time of funding and to permit release of unfunded property on the basis of an engineer's certificate stating that the Company has at least one dollar ($1.00) of unfunded property after deducting the cost of the property then being released. (See Article XI.)

               DIVIDEND COVENANT. No cash dividends on common stock may be paid unless after such payments the amount remaining in earned surplus plus the provisions made subsequent to September 30, 1945 for depreciation and retirement of property shall equal the Maintenance and Replacement Fund requirements of the Mortgage for such period, less maintenance expenditures. (See Section 39.)


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


               MODIFICATION OF MORTGAGE. Bondholders' rights may be modified with the consent of the holders of 66 % of the bonds.
          If less than all series of bonds are affected, the consent of the holders of 66 % of each series affected is also required. The Company has reserved the right (without any consent or other action by holders of any series of bonds created after 1991, including the Bonds) to substitute for the foregoing provisions the following: Bondholders' rights may be modified with the consent of the holders of a majority of the bonds, but if less than all series of the bonds are so affected, only the consent of a majority of the affected bonds is required. In general, no modification of the terms of payment of principal or interest and no modification affecting the lien or reducing the percentage required for modification is effective against any bondholder without his consent. (See Article XIX.)

               DEFAULTS AND NOTICE THEREOF. Defaults are: (a) default in payment of principal; (b) default for 60 days in payment of interest or of installments of funds for retirement of bonds; (c) certain defaults with respect to qualified lien bonds; (d) certain events of bankruptcy, insolvency or reorganization; and
          (e) default for 90 days after notice by the Trustee in other covenants. The Trustee may withhold notice of default (except in payment of principal, interest or any fund for retirement of bonds), if it thinks it is in the interests of the bondholders.

               Holders of 25% of the bonds may declare the principal and interest due on default, but a majority may annul such declaration if such default has been cured. No holder of bonds may enforce the lien of the Mortgage unless (1) such holder has given the Trustee written notice of a default; (2) holders of 25% of the bonds have requested the Trustee to act and offered it reasonable opportunity to act and indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred thereby; and (3) the Trustee has failed to act. The Trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that the repayment is not reasonably assured. The holders of a majority of the bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee. (See
          Article XIII.)

               EVIDENCE TO BE FURNISHED TO THE TRUSTEE. Compliance with Mortgage provisions is evidenced by written statements of the Company's officers or persons selected or paid by the Company. In certain major matters, the accountant, appraiser, engineer or counsel must be independent. Various certificates and other papers are required to be filed annually and in certain events, including an annual certificate with reference to compliance with the terms of the Mortgage and absence of Defaults.


                                  -----------------


               CERTAIN TAX MATTERS. In the opinion of Michael A. McGrail, Esq., Senior Counsel of the Company, Bonds owned by individuals residing in Pennsylvania are subject to the 4 mills ($4.00 on each $1,000 of principal amount) Pennsylvania corporate loans tax. Such tax will be withheld from interest payments to such individuals. Counsel for the Company is also of the opinion that the Bonds are exempt from existing personal property taxes in Pennsylvania.


                                       EXPERTS

               The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

               Statements made herein and in the documents incorporated by reference in this Prospectus as to matters of law and legal conclusions have been reviewed by Michael A. McGrail, Esq., Senior Counsel of the Company, and have been made in reliance upon his authority as an expert.


                                VALIDITY OF THE BONDS

               The validity of the Bonds will be passed upon for the Company by Michael A. McGrail, Esq., Senior Counsel of the Company, and Reid & Priest LLP, New York, New York, and for any agent, underwriter or dealer by Sullivan & Cromwell, New York, New York. However, all matters pertaining to the organization of the Company and titles and the lien of the Mortgage will be passed upon only by Mr. McGrail. As to matters involving the law of the Commonwealth of Pennsylvania, Reid & Priest LLP and Sullivan & Cromwell will rely on the opinion of Mr. McGrail. Mr. McGrail is a full-time employee of the Company.


                                 PLAN OF DISTRIBUTION

               The Company may sell the Bonds in any of three ways: (1) through underwriters or dealers; (2) directly to a limited number of purchasers or to a single purchaser; or (3) through agents. The Prospectus Supplement with respect to the Offered Bonds will set forth the terms of the offering and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered bonds may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

               If underwriters are used in the sale, the Offered Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Bonds may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to the Offered Bonds will be named in the Prospectus Supplement relating to such offering, and compensation payable to such underwriters will be set forth in the Prospectus Supplement. If an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of the Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Offered Bonds if any are purchased. The Company will agree to indemnify any underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

               Bonds may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in an offer or sale in respect of which this Prospectus is delivered will be named and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

                                   ---------------

               No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or in the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus and the accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such an offer or solicitation.

               Neither the delivery of this Prospectus and the accompanying Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of the accompanying Prospectus Supplement.




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